UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of January, 2026

Commission File Number 001-15216

HDFC BANK LIMITED

(Translation of registrant’s name into English)

HDFC Bank House, Senapati Bapat Marg,

Lower Parel, Mumbai. 400 013, India

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HDFC BANK LIMITED
(Registrant)

Date: January 17, 2026	By:	/s/ Ajay Agarwal
Name: Ajay Agarwal
Title: Company Secretary Group Head – Secretarial & Group Oversight

EXHIBIT INDEX

The following documents (bearing the exhibit number listed below) are furnished herewith and are made a part of this report pursuant to the General Instructions for Form 6-K.

Exhibit No. 99

Description

Outcome of the Board Meeting held on January 17, 2026

January 17, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Outcome of the Board Meeting held on January 17, 2026

A.	Unaudited standalone and consolidated financial results of the Bank for the quarter and nine-months ended December 31, 2025

In furtherance to our intimation dated December 23, 2025, we enclose herewith the unaudited standalone and consolidated financial results of the Bank for the quarter and nine-months ended December 31, 2025 (“Results”) along with Limited Review Reports of the Joint Statutory Auditors and Press Release on the said Results which are also being uploaded on the website of the Bank. The said will also be published in the newspapers.

Further, kindly note that in terms of the Bank’s Share Dealing Code and the SEBI (Prohibition of Insider Trading) Regulations, 2015, the window for trading in Securities of the Bank by its designated persons and their immediate relatives shall open on Tuesday, January 20, 2026.

B.	Retirement of Mr. Bhavesh Zaveri as an Executive Director of the Bank

This is with reference to our earlier intimations made on April 20, 2023 and April 27, 2023 with regard to appointment of Mr. Bhavesh Zaveri as an Executive Director of the Bank for a period of 3 years commencing April 19, 2023 till April 18, 2026.

Mr. Bhavesh Zaveri has requested for not seeking re-appointment. He seeks to explore opportunities outside the banking sector, including in the group companies, if possible. Accordingly, he will retire as an Executive Director of the Bank with effect from the close of business hours on April 18, 2026.

The Board of Directors places on record its appreciation for the long and devoted services of Mr. Zaveri to the Bank and wishes him all the success in his future endeavours.

The details as required in this regard would be disclosed in due course.

Please note that the Board Meeting commenced at 11:55 a.m. today, i.e. on Saturday, January 17, 2026 and the said Results were approved by the Board at 2:15 p.m. Thereafter, the Board meeting continued for consideration of other agenda matters.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight